UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated March 1, 2024	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Law 6/2023, of 17 March, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION With respect to certain information about Grifols in the media, Grifols would like to affirm that it has not distributed any cash dividend to its significant shareholder Scranton Enterprises, B.V. nor to any of its subsidiaries. The media has misinterpreted the accounting treatment in accordance with IFRS in respect of the consolidation of Haema, AG and BPC Plasma, Inc. by Grifols Group. In Barcelona, on 1 March 2024 Nuria Martín Barnés Secretary to the Board of Directors Avs

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 1, 2024